Suppl



13003131

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 June 2013

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the second quarter of 2013 is set out in Appendices A and B.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 30 June 2013 have not been approved by the ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE SECOND QUARTER 2013

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
0944_AUDM0009_01_1	24-May-2013	5-Jul-2017	AUD300mn 3.50% Notes	AUD	300,000,000.00
			AUD TOTAL		**300,000,000.00**
0964_GMTN0711_06_1	9-Apr-2013	25-Sep-2015	BRL50mn 5.25% Notes payable in USD	BRL	50,000,000.00
0990_GMTN0736_00_2	26-Apr-2013	20-Apr-2016	BRL6.5mn 5.35% Notes payable in JPY	BRL	6,500,000.00
0993_GMTN0739_00_2	22-May-2013	22-May-2018	BRL58mn 0.50% Deep Discount Notes payable in JPY	BRL	58,000,000.00
0971_GMTN0718_01_1	23-May-2013	23-Feb-2016	BRL50mn 5.00% Notes payable in USD	BRL	50,000,000.00
			BRL TOTAL		**164,500,000.00**
0987_GMTN0733_00_2	4-Apr-2013	4-Apr-2023	MXN600mn 0.50% Deep Discount Notes	MXN	600,000,000.00
0994_GMTN0740_00_2	23-May-2013	23-May-2018	MXN2.201bn 3.06% Notes	MXN	2,201,150,000.00
0995_GMTN0741_00_2	12-Jun-2013	12-Jun-2023	MXN1.6bn 0.50% Deep Discount Notes	MXN	1,600,000,000.00
			MXN TOTAL		**4,401,150,000.00**
0949_NZDM0003_02_1	30-Apr-2013	20-Jul-2017	NZD350mn 3.25% Notes	NZD	350,000,000.00
			NZD TOTAL		**350,000,000.00**
0992_GMTN0738_00_2	30-May-2013	22-May-2018	TRY8.8mn 4.84% Notes	TRY	8,800,000.00
0998_GMTN0744_00_2	27-Jun-2013	21-Jun-2018	TRY8.6mn 4.70% Notes	TRY	8,600,000.00
			TRY TOTAL		**17,400,000.00**
0991_GMTN0737_00_2	8-May-2013	8-May-2023	USD30mn Floating Rate Callable Notes	USD	30,000,000.00
0996_GMTN0742_00_1	29-May-2013	29-May-2015	USD750mn Floating Rate Notes	USD	750,000,000.00
0997_GMTN0743_00_1	29-May-2013	29-May-2015	USD250mn Floating Rate Notes	USD	250,000,000.00
			USD TOTAL		**1,030,000,000.00**



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE SECOND QUARTER 2013

CCY	SECID	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
AUD					
AUD	0783_GMTN0536_00_2	22-Apr-13	AUD174.1mn 5.00% Notes		174,100,000.00
AUD	0369_GMTN0145_00_2	8-May-13	AUD300mn 1% Deep Discount Notes		300,000,000.00
			AUD - TOTAL	-	**474,100,000.00**
BRL					
BRL	0784_GMTN0538_00_1	30-Apr-13	BRL225 mn 9.25% Notes payable in USD		225,000,000.00
BRL	0784_GMTN0538_01_1	30-Apr-13	BRL50 mn 9.25% Notes payable in USD		50,000,000.00
BRL	0784_GMTN0538_02_1	30-Apr-13	BRL50 mn 9.25% Notes payable in USD		50,000,000.00
BRL	0784_GMTN0538_03_1	30-Apr-13	BRL50 mn 9.25% Notes payable in USD		50,000,000.00
			BRL - TOTAL	-	**375,000,000.00**
JPY					
JPY	0338_GMTN0116_00_2	15-Apr-13	JPY1.2bn Fixed and FX-Linked Callable Notes	1,200,000,000.00	
JPY	0639_GMTN0400_00_2	7-May-13	JPY1bn Callable and Redeemable Fixed and FX-Linked Dual Currency Notes	1,000,000,000.00	
JPY	0413_GMTN0188_00_2	20-May-13	JPY5bn Callable and Redeemable Fixed and FX-Linked Notes	5,000,000,000.00	
JPY	0415_GMTN0189_00_2	6-Jun-13	JPY700mn Fixed and FX-Linked Callable Notes	700,000,000.00	
JPY	0416_GMTN0190_00_2	6-Jun-13	JPY1.1bn Fixed and FX-Linked Callable Notes	1,100,000,000.00	
JPY	0246_GMTN0024_00_2	13-Jun-13	JPY1.2bn Fixed and FX-Linked Callable Notes	1,200,000,000.00	
JPY	0391_GMTN0167_00_2	14-Jun-13	JPY1bn Fixed and FX-Linked Callable Notes	1,000,000,000.00	
JPY	0421_GMTN0196_00_2	27-Jun-13	JPY600mn Fixed and FX-Linked Callable Notes	600,000,000.00	
JPY	0422_GMTN0193_00_2	28-Jun-13	JPY1bn FX-Linked Callable Notes	1,000,000,000.00	
			JPY - TOTAL	**12,800,000,000.00**	-
NZD					
NZD	0782_GMTN0537_00_2	22-Apr-13	NZD75.5mn 4.26% Notes		75,500,000.00
			NZD - TOTAL	-	**75,500,000.00**
TRY					
TRY	0903_GMTN0655_00_2	14-May-13	TRY750mn 0.50% Deep Discount Notes	45,000,000.00	
TRY	0953_GMTN0701_00_2	19-Jun-13	TRY27.42mn 5.62% Notes	12,700,000.00	
TRY	0961_GMTN0709_00_2	19-Jun-13	TRY28.61mn 5.52% Notes	10,500,000.00	
TRY	0903_GMTN0655_00_2	26-Jun-13	TRY750mn 0.50% Deep Discount Notes	58,000,000.00	
TRY	0914_GMTN0666_00_2	28-Jun-13	TRY23.5mn 6.20% Notes	11,000,000.00	
			TRY - TOTAL	**137,200,000.00**	-
USD					
USD	0778_GMTN0533_00_2	8-Apr-13	USD20mn Zero Coupon Callable Notes	23,565,056.49	
USD	0861_GMTN0614_00_2	26-Apr-13	USD25mn Zero Coupon Callable Notes	27,436,644.00	
USD	0787_GMTN0541_00_2	3-Jun-13	USD20mn Zero Coupon Callable Notes	23,438,111.46	
USD	0937_GMTN0687_00_2	11-Jun-13	USD250mn 0.54% Callable Notes	250,000,000.00	
USD	0802_GMTN0554_00_2	18-Jun-13	USD20mn Zero Coupon Callable Notes	23,418,109.28	
USD	0803_GMTN0557_00_2	25-Jun-13	USD20mn Zero Coupon Callable Notes	23,364,825.78	
			USD - TOTAL	**371,222,747.01**	-
ZAR					
ZAR	0780_GMTN0535_00_2	18-Apr-13	ZAR2.093bn 7.18% Notes		2,093,000,000.00
ZAR	0649_GMTN0405_00_2	28-May-13	ZAR200mn 8.50% Notes		200,000,000.00
ZAR	0653_GMTN0408_00_2	5-Jun-13	ZAR200mn 1.00% Deep Discount Notes		200,000,000.00
ZAR	0666_GMTN0421_00_2	27-Jun-13	ZAR300mn 9.00% Notes		300,000,000.00
			ZAR - TOTAL	-	**2,793,000,000.00**